UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Meru Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

59047Q103
(CUSIP Number)

TOAN TRAN
STEPHEN WHITE
CASTLE UNION LLC
676 N Michigan Ave, Suite 3605
Chicago, Illinois 60611
(312) 765-7032
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,702
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 194,702
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON CASTLE UNION PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 933,720
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 933,720
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON CASTLE UNION LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,128,422
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,128,422
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON TOAN TRAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,128,422
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,128,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON STEPHEN WHITE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,128,422
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,128,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,128,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59047Q103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of CUP and CUP II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,128,422 Shares owned in the aggregate by CUP and CUP II is approximately $4,144,339, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,281,349 Shares outstanding as of March 27, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement Report on Schedule 14A filed with the Securities and Exchange Commission on April 10, 2015.

A.	CUP

(a)	As of the close of business on April 13, 2015, CUP beneficially owned 194,702 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 194,702
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,702
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by CUP since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	CUP II

(a)	As of the close of business on April 13, 2015, CUP II beneficially owned 933,720 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 933,720
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 933,720
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by CUP II since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 59047Q103

C.	CU

(a)	CU, as the general partner of each of CUP and CUP II, may be deemed the beneficial owner of the (i) 194,702 Shares owned by CUP and (ii) 933,720 Shares owned by CUP II.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 1,128,422
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,128,422
4. Shared power to dispose or direct the disposition: 0

(c)
CU has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of CUP and CUP II since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Messrs. Tran and White

(a)	Each of Messrs. Tran and White, as a managing member of CU, may be deemed the beneficial owner of the (i) 194,702 Shares owned by CUP and (ii) 933,720 Shares owned by CUP II.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,128,422
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,128,422

(c)
None of Messrs. Tran and White has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of CUP and CUP II since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of March 30, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 59047Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2015

Castle Union Partners, L.P.

By:	Castle Union LLC General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union Partners II, L.P.

By:	Castle Union LLC
General Partner

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

Castle Union LLC

By:	/s/ Toan Tran
	Name:	Toan Tran
	Title:	Managing Member

/s/ Toan Tran
TOAN TRAN

/s/ Stephen White
STEPHEN WHITE

CUSIP NO. 59047Q103

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

CASTLE UNION PARTNERS, L.P.

Sale of Common Stock	(969)	1.46	03/19/2015
Sale of Common Stock	(14,250)	1.48	03/20/2015
Sale of Common Stock	(389)	1.49	03/25/2015
Sale of Common Stock	(485)	1.47	03/26/2015
Sale of Common Stock	(4,750)	1.41	03/30/2015
Sale of Common Stock	(4,554)	1.53	04/07/2015
Sale of Common Stock	(16,300)	1.51	04/08/2015

CASTLE UNION PARTNERS II, L.P.

Sale of Common Stock	(9,231)	1.46	03/19/2015
Sale of Common Stock	(135,750)	1.48	03/20/2015
Sale of Common Stock	(3,711)	1.49	03/25/2015
Sale of Common Stock	(4,615)	1.47	03/26/2015
Sale of Common Stock	(45,250)	1.41	03/30/2015
Sale of Common Stock	(43,386)	1.53	04/07/2015